Exhibit 4.1
DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock, certain provisions of our Certificate of Incorporation (the “Certificate of Incorporation”), our Bylaws (“Bylaws”), and certain provisions of Delaware law are summaries. The following is qualified in its entirety by our Certificate of Incorporation and our Bylaws, each of which is filed as an exhibit to our Annual Report on Form 10-K, to which this exhibit is also appended.

General

Our Certificate of Incorporation authorizes us to issue up to 95,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share, all of which shares of preferred stock are undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our Certificate of Incorporation and Bylaws, our stockholders do not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

Our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. No shares of preferred stock are outstanding, and we have no present plan to issue any shares of preferred stock.

Convertible Notes

Pursuant to the note purchase agreements we entered into on September 1, 2021 with certain accredited investors and one of our directors, we issued convertible promissory notes in the aggregate principal amount of $24,000,000 (the “Notes”).

Interest

The Notes bear interest at the rate of three and one half percent (3.5%) per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the maturity and is calculated on the basis of a 365-day year for the actual number of days elapsed.

Maturity

The Notes mature on September 1, 2025 and at such time all principal and interest shall become fully due and payable.

Optional Conversion

The holders of the Notes are entitled to convert all or any lesser portion of the principal into (i) shares of common stock at a conversion price of $11.98 (as equitably adjusted to reflect subsequent stock dividends, stock splits, combinations or recapitalizations), and (ii) a warrant to purchase the number of shares of common stock equal to (x) twenty percent (20%) of the converted principal amount, divided by (y) $11.98, which warrant shall have an exercise price equal to $11.98. The holders of the Notes must convert at least $100,000 in principal amount of Notes. Interest accrued (but not previously paid or converted) shall be converted into shares of common stock determined by dividing that portion of the interest accrued by $11.98.

 If after conversion of a Note would result in the issuance of a fractional share, we will, in lieu of issuance of any fractional share, pay such holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of common stock by such fraction.

Warrants Issuable upon Conversion of Convertible Notes

Upon conversion of the Notes, the holder thereof is entitled to receive a warrant to purchase shares of our common stock equal to 20% of the principal amount of such Notes (the “Warrants”). There are currently no Warrants outstanding.

The Warrants have an exercise price of $11.89 and expire on September 1, 2025, regardless of the date of issuance.

Registration Rights

Pursuant to the note purchase agreements we entered into on September 1, 2021 with certain accredited investors and one of our directors, we agreed to use reasonable commercial efforts to file a Registration Statement on Form S-3 covering the Notes, the Warrants and the resale of the shares of our common stock issuable upon conversion of the Notes and exercise of the Warrants as soon as practicable after the later of (i) the date on which we become eligible to use a Registration Statement on Form S-3 and (ii) six (6) months from the date of issuance of the Notes, subject to the terms of the note purchase agreement, including an exception to the extent such securities may be sold pursuant to Rule 144 without being subject to any volume limit or manner of sale limitations.

Anti-Takeover Provisions

Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Anti-Takeover Effects of Certain Provisions of our Certificate of Incorporation and Bylaws

Our Certificate of Incorporation provides for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of our shares of common stock outstanding will be able to elect all of our directors. The directors may be removed by the stockholders only for cause upon the vote of holders of 66 2/3% of the shares then entitled to vote at an election of directors. Furthermore, the authorized number of directors may be changed only by resolution of our board of directors, and vacancies and newly created directorships on our board of directors may, except as otherwise required by law or determined by our board, only be filled by a majority vote of the directors then serving on the board, even though less than a quorum. Our Certificate of Incorporation and Bylaws provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing. A special meeting of stockholders may be called only by a majority of our whole board of directors, the chair of our board of directors or our chief executive officer. Our Bylaws also provide that stockholders seeking to present proposals before a meeting of stockholders to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing, and specify requirements as to the form and content of a stockholder’s notice.

Our Certificate of Incorporation further provides that the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend certain provisions of our Certificate of Incorporation, including provisions relating to the structure of our board of directors, the size of the board, removal of directors, special meetings of stockholders, actions by written consent and cumulative voting. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend or repeal our Bylaws, although our Bylaws may be amended by a simple majority vote of our whole board of directors.

The foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of our company by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of our company.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy rights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in control of our company or our management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Choice of Forum

Our Certificate of Incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action or proceeding asserting a breach of fiduciary duty owed by any of our current or former directors, officers or employees to us or our stockholders; (3) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees, arising out of or pursuant to the Delaware General Corporation Law, our Certificate of Incorporation or our Bylaws; (4) any action or proceeding to interpret, apply, enforce or determine the validity of our Certificate of Incorporation or our Bylaws; (5) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (6) any claim or cause of action against us or any of our current or former directors, officers or other employees, governed by the internal-affairs doctrine. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our Certificate of Incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and a court could find that either of the exclusive forum provisions in our Certificate of Incorporation is inapplicable or unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc.

Listing

Our common stock is listed on the Nasdaq Capital Market under the trading symbol “FORA.”